

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2014

Via E-mail
Abraham Dominguez Cinta
Chief Executive Officer
E.R.C. Energy Recovery Corporation
101 First Street #493
Los Altos, CA 94022

      Re: **E.R.C. Energy Recovery Corporation**
               Preliminary Information Statement on Schedule 14C
               Filed May 19, 2014
               File No. 0-53116

Dear Mr. Cinta:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ A.N. Parker *for*

               H. Roger Schwall
               Assistant Director